SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of July, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                 RYANAIR CELEBRATES 35 MILLION PASSENGERS

                              AT LONDON (STANSTED)

                   AND OFFER CONSUMERS 100,000 SEATS AT 35p*


Ryanair, Europe's No. 1 low fares airline, today at London Stansted announced that it has reached passenger numbers of over 35 million at the airport.

To celebrate today Ryanair are offering one-way fares from London (Stansted) to Reims and Strasbourg in France, Ostend (Bruges) and Brussels (Charleroi) in Belgium, Maastricht and Eindhoven in Holland, Milan in Italy, Niederrhein (Dusseldorf) in Germany and sunny Blackpool at just 35p!

Launching this unique offer today, Ryanair's Sales Manager for Europe Sinead Finn said:

"Ryanair is the only airline that is consistently reducing fares to fabulous destinations in Europe. Why not avail of a good value family holiday to Disneyland Resort, Paris with our new flight to Reims or visit the most beautiful city of Bruges in Belgium.

This offer is unique to our British consumers who can travel at this incredibly low fare from now until the middle of October - so get booking today and be quick as this offer closes at midnight on Thursday 17th of July 2003".


Booking Period:  Tuesday 15th of July to midnight Thursday the 17th of July

Travel Period:   22nd of July 2003 to 22nd of October 2003

Applicable Days: Every Day

Advance Purchase:  7 days

*Flights are one-way & excluding taxes and charges


See www.ryanair.com for more details.

Ends      15th July 2003

For further information:

Paul Fitzsimmons - Ryanair   Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228       Tel: 00 353 1 4980300










                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  15 July 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director